SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15-d-16 of

The Securities Exchange Act of 1934

For January 17, 2008

Commission File Number 000-17434

DRAXIS HEALTH INC.

(Translation of registrant’s name into English)

6870 Goreway Drive, 2nd Floor

Mississauga, Ontario  L4V 1P1

CANADA

(Address of principal offices)

Registrant files annual reports under cover of Form 20-F

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRAXIS HEALTH INC.

By:/s/ Alida Gualtieri
General Counsel & Secretary

Dated: January 17, 2008

DRAXIS HEALTH INC.

FORM 51-102F3

MATERIAL CHANGE REPORT

1.                                      Name and address of Company

DRAXIS Health Inc.

6870 Goreway Drive, Suite 200

Mississauga, Ontario

L4V 1P1

2.                                      Date of Material Change

January 15, 2008

3.                                      News Release

A press release reporting the material change was issued by DRAXIS Health Inc. (“DRAXIS”) on January 16, 2008, a copy of which is attached.

4.                                      Summary of Material Change

DRAXIS has received approval from the Toronto Stock Exchange (TSX) for its previously announced Normal Course Issuer Bid (NCIB) to purchase up to 4,072,054 common shares, which represent approximately 10% of the 40,720,539 common shares in the public float as at January 14, 2008.

Purchases may begin on January 21, 2008 and the bid will end no later than January 20, 2009 or earlier if the Company purchases the maximum allowable number of shares. All shares will be purchased through the facilities of the TSX and will be cancelled.

Any purchases made pursuant to the NCIB will be made in accordance with the rules of the TSX and will be made at the market price of the common shares at the time of the acquisition.

5.                                      Full Description of Material Change

See press release attached hereto.

6.                                      Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.                                      Omitted Information

None.

8.                                      Executive Officer

For further information, please contact Alida Gualtieri, General Counsel and Secretary at (514) 630-7060.

9.                                      Date of report

January 16, 2008.